ODYSSEY OIL AND GAS, INC.
                            5005 RIVERWAY, SUITE 440
                              HOUSTON, TEXAS 77056



                                                                   June 19, 2006

Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010
Attn: Brian R. Cascio
Accounting Branch Chief

                             Re:  Advanced Sports Technologies, Inc.
                                  Form 10-KSB for year ended Dec. 31. 2005
                                  Forms 10-QSB for 2005
                                  File No. 333-106299

Dear Mr. Cascio:

      Reference is made to your letter of May 31 to Advanced Sports Technologies, Inc. Please note that on April 20, 2006, the name of the corporation was changed to Odyssey Oil and Gas, Inc. On April 21, 2006, Mr. James F. Mongiardo resigned as Chief Executive Officer, President and Chief Financial Officer and Arthur Johnson was elected to those positions. In addition on that date the corporate offices were moved to 5005 Riverway, Suite 440, Houston, Texas 77056. Our telephone number at this location is (713) 623-2219, facsimile (713)

      As requested, find our response to each of accounting disclosure questions you raised. Please be assured of our cooperation during this process.

      Set forth below are our responses to the comments raised in your May 31, 2006 letter:

Management's Discussion and Analysis

1. Please revise to include a section for results of operations that discusses the expense amounts included in the statements of operations each period.

Response:

As per your request we have revised those section and added an Expenses and Results of Operations discussion and sub-section of the 10-KSB/A as amended.

STATEMENTS OF OPERATIONS, PAGE 3

2. Please revise your statement of operations to present expense for stock-based compensation in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14F.

      Response:

      There was no cash compensation paid during 2005 and 2004. The only compensation was stock issued for services. We believe that we are in compliance with SAB Topic 14F as presented.

3. The loss on termination of license would appear to be an operating activity and should be included in operating expenses rather than other income and expense. In addition, the statements of operations have two captions that have loss from operations. Please revise to distinguish between operation and non-operating items.

      Response:

      We have revised the statements of operations to include the loss on the license termination in operations and we have revised the wording to distinguish between operating and non-operating items of the 10-KSB as amended.

NOTE 1(A) ORGANIZATION AND BASIS OF PRESENTATION,

4. Please revise to disclose the basis for accounting for the merger as a recapitalization. Clarify who is the acquiree and acquirer, whether they were related parties prior to the merger and the consideration that was exchanged to consummate the merger. The basis for the periods that the operations are included for each of these entities should also be discussed. In addition, clarify how you determined and recorded the value of the stock and 6.5 million warrants issued at the time of the merger. The accounting for this transaction should be clearly disclosed.

      Response:

      We have revised the organization and basis of presentation footnote to clearly describe the accounting acquiree and acquirer and the fact that these companies were not related prior to the merger. The footnote also clearly describes the accounting for this transaction.

5. We note that the Form 8-K filed September 23, 2005 indicates that this transaction is both a reverse merger and recapitalization. Please note that a reverse merger and a recapitalization are different methods to account for a business combination. Refer to SFAS 141. Please revise to clarify the specific accounting treatment and the basis for this accounting treatment. In addition, tell us why you include pro forma adjustments to remove the historical expenses of Advanced in your Form 8-K.

      Response:

      In a recapitalization transaction, the prior statement of operations is that of the accounting acquirer and on a pro forma basis, would be eliminated in arriving at the historical financial statements.

NOTE 3 LICENSE AGREEMENT, PAGE 12

6. Please tell us where the licenses at December 31, 2005 of $1,559,093 are reflected on the balance sheet.

      Response:

      We have revised the footnote to update for the impairment recognized in 2005.

NOTE 6 STOCKHOLDER'S EQUITY, PAGE 12

7.    Please revise to disclose how you valued each of the stock issuances in
      Note 6(B), including significant methodologies and assumption used. We note cash issuances were at $.10 and $.45 per share. Please clarify how you determined the price of $.10 per share. In addition, clarify how you determined the fair value of $.03 per share of the 5 million shares issued in 2005 for services. Your reference to "recent market process" in Note 7 is not clear since your stock is not listed or traded on any exchange.

      Response:

      We have identified the methods used to determine the fair value of the stock issued. The Company issued 2,500 shares of common stock to its founder upon formation of the Company for $.10 per share. The value was based on the minimal value of a newly formed corporation without any assets or $ 250 (2500 x $.10 = $ 250). The Company is currently listed on the OTCBB and the fair value of the stock was determined based on the closing price of the stock on the date of grant.

NOTE 7 RELATED PARTY TRANSACTIONS, PAGE 13

8. We read in Item 2 that you have been receiving office space from your sole officer on a rent-free basis. Pease explain to us how you recorded the fair value of this office space as a contribution of capital from your officer. Tell us how you applied the guidance in SAB Topic 1:B: 1.

      Response:

      We have revised the disclosure in Item 2. The Company recorded the fair value of the contributed office space based on the size of the office space contributed and estimated retail costs of similar size spaces.

NOTE 10 GOING CONCERN, PAGE 16

9. Please revise to disclose your specific viable plan of operations, including your plan and time frame and expected funding needs to fully develop your products and services. In addition, disclose the expected sources of your financing needs. Your "strategic plans" discussed in Note 10 should be disclosed. You should also discuss the expected impact if you are not able to raise the necessary financing. Additional disclosure should be included in MD&A. Please refer to FRC 607.02

      Response:

      We have revised the disclosure under MD & A, Plan of Operations to make these additional disclosures on the Form 10 KSB as amended.


      If you have any questions, please call me at (713) 623-2219. We are using the Edgar system to transmit this letter in order to facilitate communication.

                                                     Respectfully,


                                                     /s/Arthur Johnson
                                                     Chief Executive Officer